UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

Form 6-K
 _____________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number 001-36027
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MIX TELEMATICS LIMITED
(Translation of registrant’s name into English)
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Howick Close, Waterfall Park, Midrand, South Africa 1686
(Address of principal executive offices)
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 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F   ⊠     Form 40-F   ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes   ⃞     No   ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report contains a copy of MiX Telematics Limited's press release announcing the release of the third quarter of fiscal year 2014 results.

 EXHIBIT INDEX

Exhibit
No.	Description

99.1	MiX Telematics Limited's press release dated February 6, 2014 - Mix Telematics Announces Financial Results for Third Quarter Fiscal 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2014	MIX TELEMATICS LIMITED

	By:	/s/ Megan Pydigadu
	Name:	Megan Pydigadu
	Title:	Group Financial Director